2011 Annual Report

Delta Natural Gas Company, Inc.

Our Mission …

Delta will provide premier natural gasservices while having a positive impact on customers, employees and shareholders.

To Our Shareholders …

Fiscal 2011 has been another successful year for Delta.  Earnings per share were $1.90 compared with $1.70 the previous year.  Total throughput on our system, which comprises over 2,500 miles of pipeline, exceeded 19 billion cubic feet for 2011.  At its August 19, 2011 meeting, our Board of Directors increased the quarterly dividend by 3% to $.35 per common share, to be paid September 15 to shareholders of record as of September 1, 2011.  This increase provides for an annualized dividend of $1.40 per share.  Delta has paid cash dividends on its common shares each year since 1964.

We completed a rate case in October, 2010 that provided approximately $3.5 million of additional annual revenues for our regulated business with an accompanying increase in annual depreciation expense of $1,770,000.  The impact from this rate case is thus only reflected in a portion of fiscal 2011.  Our unregulated marketing and production businesses also continued to contribute positively to our consolidated results this year.

Since its founding in 1949, Delta has developed into an integrated natural gas company serving 37,000 customers in 23 counties in central and southeastern Kentucky with operations that include distribution, gathering, transmission, production, storage and gas marketing.  We completed an initial registered public offering of 500,000 shares of common stock, at a price of $9.25 per share, in April, 1981, with the investment banking firm of Thomson McKinnon Securities, Inc.  Thus, for the past thirty years Delta’s common stock has been traded on the National Association of Securities Dealers Automated Quotation system, known as NASDAQ, under the symbol DGAS.  The cover of this year’s annual report depicts the recognition of Delta’s thirty year listing anniversary on NASDAQ.  Our stock traded in a price range of approximately $26 to $34 per share in 2011.

Recent gas industry data indicates an increasing and abundant supply of natural gas nationally, with approximately 100 years of supply at current national consumption levels.  The supply balance has allowed natural gas prices to be more stable over the past few years, enabling us to more successfully promote our business and services.  This stability is helping to encourage utilization of natural gas.  Natural gas is a beneficial energy source to help limit greenhouse gases and carbon emissions in the atmosphere.  It has the potential to help lessen our country’s dependence on foreign oil.  Delta stands ready to participate wherever we can in any expansion of natural gas production and utilization.

Matthew Wesolosky was promoted to the position of Vice President-Controller during 2011.  Matthew has been with Delta since 2005, and he has been an important part of our accounting and internal control functions.  We welcome his continued involvement in the company in his expanded role as an addition to Delta’s senior management team.

Our employees continued this year to provide high quality service to our customers and to assist in Delta’s overall successful performance.  I thank each and every one for all they provide to Delta and Delta’s customers.  We are fortunate to have such a well trained, dedicated and experienced team of employees at Delta.

Delta is also fortunate to have a dedicated Board of Directors that is experienced and well qualified.  The diverse backgrounds, business experience and commitment to Delta of each of our Board members serve the company, its customers and shareholders well.

Thank you as owners of Delta for your dedication to the company and your confidence in us all here at Delta.  We will continue to work hard and remain committed to doing the best job we can do for you, our owners.  I greatly appreciate your continued support of the company.

Sincerely,

/s/Glenn R. Jennings

Glenn R. Jennings
Chairman of the Board,
President and Chief Executive Officer

August 22, 2011

Selected Financial Information …

For the Years Ended June 30	2011	2010	2009	2008	2007

Summary of Operations ($)

Operating revenues (a)(d)	83,040,251	76,422,068	105,636,824	112,657,117	98,168,391

Operating income (a)(b)(d)	14,061,794	12,904,494	12,793,200	15,663,736	12,968,043

Net income (a)(b)(d)	6,364,895	5,651,817	5,210,729	6,829,868	5,298,347

Basic and diluted earnings per common share (a)(b)(d)	1.90	1.70	1.58	2.08	1.62

Dividends declared per common share	1.36	1.30	1.28	1.24	1.22

Total Assets ($)	174,896,239	168,632,420	162,505,295	170,814,856	160,400,950

Capitalization ($)

Common shareholders' equity	63,767,184	60,760,170	58,999,182	57,593,585	54,428,471

Long-term debt	56,751,006	57,112,000	57,599,000	58,318,000	58,625,000

Total capitalization	120,518,190	117,872,170	116,598,182	115,911,585	113,053,471

Short-Term Debt ($)(c)	1,200,000	1,200,000	4,853,103	8,028,791	5,389,918

Capital Expenditures	8,123,479	5,275,194	8,422,433	5,563,667	8,082,918

(a)	We implemented new regulated base rates as approved by the Kentucky Public Service Commission in October, 2007 and the rates were designed to generate additional annual revenue of $3,920,000.

(b)	We recorded a $1,350,000 non-recurring inventory adjustment at December 31, 2008 for our gas in storage, as discussed in Note 16 of the Notes to Consolidated Financial Statements.

(c)	Includes current portion of long-term debt.

(d)
We implemented new regulated base rates as approved by the Kentucky Public Service Commission in October, 2010 and the rates were designed to generate additional annual revenue of $3,513,000, with a $1,770,000 increase in annual depreciation expense.

Board of Directors ...

Linda K. Breathitt (a)
Energy Consultant; Former Senior Energy Advisor,
Thelen Reid Brown Raysman & Steiner LLP (law firm); Former Commissioner,
Federal Energy Regulatory Commission, Washington, D.C.

Lanny D. Greer (a)
Chairman of the Board and President,
First National Financial Corporation and First National Bank (commercial banking),
Manchester, Kentucky

Glenn R. Jennings (c)*
Chairman of the Board, President and Chief Executive Officer

Michael J. Kistner (a)* (c)
Consultant, MJK Consulting (financial consulting), Louisville, Kentucky

Lewis N. Melton (b)* (c)
Civil Engineer, Vaughn &Melton Consulting Engineers, Inc.
(consulting engineering), Middlesboro, Kentucky

Harrison D. Peet
Director Emeritus; Retired Chairman of the Board, President
and Chief Executive Officer

Arthur E. Walker, Jr.  (b)
President, The Walker Company (general and highway construction),
Mount Sterling, Kentucky

Michael R. Whitley (b) (c)
Lead Director; Retired Vice Chairman of the Board, President and Chief
Operating Officer, LG & E Energy Corp. (diversified utility),
Louisville, Kentucky

(a) Member of Audit Committee
(b) Member of Corporate Governance and Compensation Committee
(c) Member of Executive Committee
 *   Committee Chair

Officers …

John B. Brown
Chief Financial Officer, Treasurer and Secretary

Johnny L. Caudill
Vice President – Distribution

Glenn R. Jennings
Chairman of the Board, President and Chief Executive Officer

Brian S. Ramsey
Vice President – Transmission and Gas Supply

Matthew D. Wesolosky
Vice President – Controller

Corporate Information…

Shareholders’  Inquiries

Communications regarding stock transfer requirements, lost certificates, changes of address or other items may be directed to Computershare Investor Services, LLC, the Transfer Agent and Registrar.  Communications regarding dividends, the above items or any other shareholder inquiries may be directed to:  Emily P. Bennett, Director - Corporate Services, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, email: ebennett@deltagas.com.

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Suite 2000
111 Monument Circle
Indianapolis, Indiana  46204

Trustee and Interest Paying Agent for Debentures

5.75% due 2021; 7% due 2023

The Bank of New York Trust Company, N.A.
525 Vine Street, Suite 900
Cincinnati, OH  45202

Disbursement Agent, Transfer Agent and Registrar for Common Shares;
Dividend Reinvestment and Stock Purchase Plan Administrator and Agent

Computershare Investor Services, LLC
P.O. Box 43036
Providence, RI  02940-3036
1-888-294-8217

2011 Annual Report

This annual report and the financial statements contained herein are submitted to the shareholders of the Company for their general information and not in connection with any sale or offer to sell, or solicitation of any offer to buy, any securities.

2011 Annual Meeting

The annual meeting of shareholders of the Company will be held at the General Office of the Company in Winchester, Kentucky on November 17, 2011, at 10 a.m. Proxies for the annual meeting will be requested from shareholders when notice of meeting, proxy statement and form of proxy are mailed on or about October 14, 2011.

Dividend Reinvestment and Stock Purchase Plan

This plan provides shareholders of record with a convenient way to acquire additional shares of the Company’s common stock without paying brokerage fees.  Participants may reinvest their dividends and make optional cash payments to acquire additional shares.  Computershare Investor Services, LLC administers the Plan and is the agent for the participants.  For more information, inquiries may be directed to Emily P. Bennett, Director - Corporate Services, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, e-mail: ebennett@deltagas.com.

Delta Natural Gas Company, Inc. is proud to sponsor Defend My Dividend, a national grassroots advocacy campaign that gives utility investors a powerful and unified voice with a single mission: to make permanent the current 15 percent dividend tax rate. The campaign is sponsored by various associations, organizations and companies, with the support of their members, employees, retirees and shareholders.  For more information, visit www.DefendMyDividend.org.

Delta Natural Gas Company, Inc.

3617 Lexington Road
Winchester, Kentucky 40391
Phone: 859.744.6171
Fax: 859.744.6552
www.deltagas.com